Contact

www.linkedin.com/in/gayatriks
(LinkedIn)

Top Skills

Hadoop
MySQL
Oracle

Languages

English (Full Professional)
Hindi (Full Professional)
Tamil (Native or Bilingual)
Telugu (Professional Working)

Certifications

Cloudera Certified Developer for Apache Hadoop (CCDH)
Cloudera Certified Specialist in Apache HBase (CCSHB)

Honors-Awards

Andhra Pradesh State Rank

Gayatri Kumar Sundaresan

Vice President at Doorbox
San Francisco Bay Area

Summary

Passionate about designing, developing and implementing Big Data solutions for Client companies.

• Cloudera Certified Developer for Apache Hadoop (BigData).
• Cloudera Certified Specialist of Apache HBase.
• Excellent Knowledge and Hands-On Experience in Big Data and AWS Technologies like Hadoop and its ecosystem - HDFS, Map Reduce, Pig, Hive, Flume, Sqoop, HBase,Storm and Oozie.
• Over eighteen years of experience in the Information Technology industry.
• Conducted Professional Training in Big Data and Android Technologies.
• Published Android Apps in Google Play.
• Highly Skilled in Core Java, C/C++ and databases like MySQL, Oracle, SQLite.
• Solid UNIX shell scripting experience.
• Excellent Communication Skills and Good Team Player.
• Proficient in Application Development and Database Design.

Experience

Doorbox Corporation
Vice President
September 2017 - July 2022 (4 years 11 months)

DoorBox Global LLP
Partner
October 2016 - July 2022 (5 years 10 months)
Chennai, Tamil Nadu, India

Million Minds, Inc.
Vice President
November 2002 - April 2010 (7 years 6 months)
United States

Developing and managing Website development and E-commerce Applications

GK Bharani Software Private Limited
Director
November 2002 - April 2010 (7 years 6 months)

GKSOFT Corporation
Senior Consultant
November 1997 - February 2002 (4 years 4 months)

FileNet Corporation
Senior Software Engineer
March 1996 - November 1997 (1 year 9 months)

Treasury Services Corporation
Senior Software Engineer
February 1993 - March 1996 (3 years 2 months)

Tata Consultancy Services
Software Engineer
July 1991 - October 1992 (1 year 4 months)

Education

Osmania University
Bachelor’s Degree, Computer Science and Engineering · (1987 - 1991)

The Keyes High School